Mail Stop 4561

September 13, 2006

Elizabeth Acton
Chief Financial Officer
Comerica Incorporated
Comerica Tower at Detroit Center
500 Woodward Avenue, MC 3391
Detroit, Michigan 48226

      RE: Comerica Incorporated
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 1-10706

Dear Ms. Acton,

      We have reviewed your letter filed on July 17, 2006 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 22 – Estimated Fair Value of Financial Instruments, page 104

1. We note your response to comment 6 from our June 27, 2006 letter. It appears that you may use market values for comparable securities to determine the market value of investment securities even if quoted market prices are available. Please tell us how your fair value policy is consistent with Paragraph 11 of SFAS 107 which states that quoted market prices, if available, are the best evidence of the fair value of financial instruments. Also, please tell us the effect on your financial statements for the periods presented if you used quoted market prices, if available, to value your investment securities.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin Vaughn
Branch Chief